SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Hongbo Lu

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Vivo Opportunity Fund Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,418,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,418,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,418,093
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.5% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	The percent of class was calculated based upon 27,602,939 shares of Common Stock outstanding as of October 11, 2023, as reported by the Issuer to the Reporting Persons.

(1)	Name of Reporting Persons: Vivo Opportunity, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,418,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,418,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,418,093
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.5% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The percent of class was calculated based upon 27,602,939 shares of Common Stock outstanding as of October 11, 2023, as reported by the Issuer to the Reporting Persons.

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D originally filed by the Reporting Persons on June 1, 2023 (as amended from time to time, the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to include the following:

On September 26, 2023, Vivo Opportunity Fund Holdings, L.P. exercised its right to purchase 3,203,093 shares of Common Stock underlying Tranche A Warrants at an exercise price of $1.75 per share, for an aggregate consideration of $5,605,412.75. Subsequently, on October 2, 2023, Vivo Opportunity Fund Holdings, L.P. exercised its right to purchase 5,215,000 shares of Common Stock underlying Tranche B Warrants at an exercise price of $2.50 per share, for an aggregate consideration of $13,037,500. Vivo Opportunity Fund Holdings, L.P. used working capital to fund the exercise of Tranche A Warrants and Tranche B Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages and Item 4 of this Schedule 13D is incorporated by reference into this Item 5.

The percent of class was calculated based upon 27,602,939 shares of Common Stock outstanding as of October 11, 2023, as reported by the Issuer to the Reporting Persons.

Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., and may be deemed to beneficially own the shares of Common Stock held directly by Vivo Opportunity Fund Holdings, L.P.

(c) Except as described in Item 3 hereof, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 11, 2023

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By: Vivo Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member of Vivo Opportunity, LLC, General Partner

VIVO OPPORTUNITY, LLC

/s/ Hongbo Lu
Name: Hongbo Lu
Title: Managing Member

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